Exhibit 6.17

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of this 1st day of April of 2025 (the “Signature Date”), between Knotion, S.A. de C.V. (the “Company”), with the approval, acceptance, and consent of Doc.com Inc, a Delaware corporation, whose principal place of business is 169 Madison Ave STE 15043 New York, NY 10016, (the “Forei n Parent Com an ” , and Ale andro Ulloa Miranda, an individual whose address is [redacted] (the “Executive”). This agreement supersedes any and all previous employment agreements as of the effective date.

A. The Company is a Mexican corporation and is principally engaged in the provision of telehealth services, and the administration, operation, and distribution of highly sought-after pharmaceuticals, as well as epidemiological analytics with machine learning and blockchain technology in Mexico, Latam and other countries (the “Regional Business”).

B. The Company is the Mexican subsidiary of Foreign Parent Company which is principally engaged in the provision of telehealth services, and the administration, operation, and distribution of highly sought-after pharmaceuticals, as well as epidemiological analytics with machine learning and blockchain technology in all the jurisdictions (the “Global Business”)

C. Executive has extensive experience in the fields described in Exhibit A, which the parties attach hereto and incorporate into this Agreement for all purposes.

D. The Company desires to employ Executive and Executive desires to serve the Company. Executive recognizes a labor relationship exclusively with the Company with respect to the Regional Business despite the approval, consent and signature of this Agreement by the Foreign Parent Company.

E. The Company will demand from Executive, as a material inducement for consummating this Agreement, a restrictive employment covenant, commonly known as a noncompete clause; and Executive agrees to comply with the terms of such covenant.

F. The Company and Executive recognize that Exhibit C includes the additional terms and conditions that result applicable for Mexican employees along with the Agreement and Exhibits A and B.

G. The Company and Executive agree that their labor relationship under this Agreement shall begin on June 23, 2025 (the “Effective Date”).

NOW, THEREFORE, in consideration of the mutual agreements herein made, the Company and the Executive do hereby agree as follows:

1. Recitals. The above recitals are true, correct, and are herein incorporated by reference.

2. Employment. The Company hereby employs the Executive, and the Executive hereby accepts employment, upon the terms and conditions hereinafter set forth.

3. Authority and Power During Employment Period.

   a. Duties and Responsibilities. The parties agree that Exhibit A shall determine the

scope, title, and general authority of the Executive while the Company employs the Executive.

b. Time Devoted. Throughout the term of the Agreement, the Executive shall devote most of the Executive's business time and attention to the business and affairs of the Company consistent with the Executive's position with the Company.

4. Term. The provisions of Exhibit A shall determine the Term of this Agreement, which shall also include, if any, the extensions or renewals of this Agreement. The parties intend this Agreement to automatically renew for a period of one year commencing on the expiration of the Term as described in Exhibit A, subject to the following conditions:

   a. This Agreement shall not automatically renew if either party has caused an event of Default (defined below) and has not commenced remedial measures to cure such Default.

   b. Either party provides notice to the other party of such party's intent not to renew or extend this Agreement. Such notice must be in writing, using the methods herein provided, and the issuing party must provide such notice not later than ninety (90) days prior to the next occurring expiration of the Term.

5. Compensation and Benefits.

   a. Salary. The Company shall compensate the Executive in accordance with Exhibit A, beginning on the Effective Date, as amended from time to time. In the event that the parties structure certain portions of the Executive's compensation to be delivered, deferred, earned or vested upon a later date or occurrence, and Exhibit A details such structure or conditions, the Company shall carry out all necessary or prudent actions to strictly fulfill the provisions contained in Exhibit A. It is the intent of the parties that this provision shall apply to all bonuses and other considerations the Company has offered to the Executive.

   b. Executive Benefits. The Company shall offer and provide to the Executive participation in the benefits program (employee or executive, as applicable) that the Company may maintain from time to time. The Company shall have the right to alter the benefits its offers, but may do so as the law may allow.

   c. Vacation. Exhibit A shall detail or describe the vacation time allocated to Executive. It is the express intent of the parties that vacation time qualifies as "paid time off" and is part of Executive's compensation. In the event that the Company requires or desires that the Executive perform work while on vacation shall be credited back to the Executive.

   d. Business Expense Reimbursement. During the Term of employment, the Executive shall be entitled to receive proper reimbursement for all reasonable, out-of-pocket expenses the Executive may incur. The Company shall make such reimbursements in accordance with the policies and procedures that the Company may from time to time for its executives), provided the Executive complies with such policies.

6. Consequences of Termination of Employment.

   a. Death. In the event of the death of the Executive during the Term, the Company

shall pay, or shall cause to be paid such compensation arising prior to the Executive's death. Company shall make such payments to the Executive's designated beneficiary by trust, will or written and signed notice, or, in the absence of such designation, to the Executive's estate or other legal representative within a reasonable time following the death, not to exceed thirty days thereafter. Company shall determine other death benefits in accordance with the terms of the Company's benefit programs and plans. In the event of death, the stock options provided in "Exhibit A" hereof shall vest and become exercisable by the Executive's designated beneficiary by trust or will or written and signed notice, within a term of 30 (thirty) business days after the death date.

b. Disability

(i) In the event that Executive should become subject to a Disability (defined below), the Company shall pay to Executive the compensation established and due in accordance with the Company's disability compensation obligations established by the Mexican Federal Labor Law, including any separate arrangement or policy covering the Executive if applicable. In all events the Company shall continue to pay to Executive the Executive's salary for the statutory period provided by the Mexican Federal Labor Law. Any amounts provided for in this Section 6(b) shall be offset by other long-term disability benefits provided to the Executive by the Company, if any.

(ii) "Disability," for the purposes of this Agreement, shall be deemed to have occurred in the event

(a) the Executive is unable by reason of sickness or accident to perform the Executive's duties under this Agreement for an aggregate of 30 days in any twelve-month period or under any other circumstances recognized by the Mexican Federal Labor Law; or

(b) a court of competent jurisdiction appoints a guardian over Executive. Termination due to disability shall be deemed to have occurred upon the first day of the month following the determination of Disability as defined in the preceding sentence.

(iii) Anything herein to the contrary notwithstanding, if the Company terminates Executive's employment due to Disability as provided in the preceding paragraph, and if the Executive obtains employment or reemployment, whether as an executive or a consultant to the Company, any salary, annual incentive payments or other benefits that the Executive earns from such reemployment shall offset any salary continuation owed to the Executive under this Agreement, and such offset shall commence with the date of reemployment, excluding any compensation arising from the stock option plan set forth in Exhibit A.

(iv) In the event of any Disability that restricts Executive to continue to work for the Company, the stock options provided in "Exhibit A" hereof shall vest and become exercisable by the legal guardian or legal representative of the Executive within a term of 30 (thirty) business days after the Executive's disability date recognized by the Mexican Federal Labor Law.

c. Company's Election to Terminate.

(i) Nothing herein shall prevent the Company from terminating Employment as hereinafter defined. The Company shall continue to pay salary only for the period ending thirty (30) days after the date of such termination plus any accrued or earned Bonus through such date of termination. Any rights and benefits the Executive may have in respect of any other compensation shall be determined in accordance with the terms of such other compensation arrangements or such plans or programs. At its discretion, the Company may terminate the executive's employment immediately, with or without cause.

(ii) "Cause" shall mean and include those actions or events specified below in subsections (a) through (g) to the extent the same occur, or the events constituting the same take place, subsequent to the date of execution of this Agreement:

(a) Committing or participating in an injurious act of fraud, gross neglect or embezzlement against the Company;
(b) committing or participating in any other injurious act or omission in a manner which was negligent against the Company, monetarily or otherwise;
(c) engaging in a criminal enterprise involving moral turpitude;
(d) conviction of an act or acts constituting a felony under the laws of Mexico or the United States or any state thereof;
(e) any assignment of this Agreement by the Executive in violation of this Agreement;
(f) failure to discharge duties under this Agreement

(iii) As to the Company's decision or consideration to terminate Executive, the Company shall have no authority, and shall not, under any circumstances, take into account Executive's actions, events, or circumstances occurring or taking place at any time prior to the date of this Agreement.

(iv) Notwithstanding anything else contained in this Agreement, this Agreement will not be deemed to have been terminated for Cause unless and until there shall have been delivered to the Executive a notice of termination stating that the Executive committed one of the types of conduct constituting Cause, and specifying the particulars thereof, and the Executive shall then have thirty (30) days thereafter to cure such conduct, if possible.

d. Termination by the Company Other than for Cause. The foregoing notwithstanding, the Company may terminate the Executive's employment for whatever reason it deems appropriate immediately; provided, however, that in the event that Company does not allege Cause, then the Company may terminate this Agreement by providing written notice to Executive of not less than three (3) months prior to the termination date. During such three (3) month period, the parties shall continue to fulfill their respective obligations pursuant to this Agreement. Following the termination date, the Company shall continue to pay the Executive's salary and provide such other compensation as required by Exhibit A, for twelve (12) months thereafter, or the remainder of this agreement, whichever is lesser. All the stock options set forth in Exhibit A, Section 2, paragraph c) shall vest immediately in

benefit of the Executive upon termination other than cause. In this event, the Company shall deliver the 500,000 shares (originally due in January 2026), the 500,000 shares (originally due in January 1, 2027) and the 500,000 shares (originally due in January 2028) within a term of 15 (fifteen business days) following the termination date, in exchange for the exchange price established in Exhibit A, Section 2, paragraph c) of this Agreement. In this case, the vesting period shall not be deferred on an annual basis as established in Exhibit A, Section 2, paragraph c) hereof, and all the stock options shall become due by the Company and the Foreign Parent Company on the termination date for the benefit of the Executive. The Company and the Foreign Parent Company mutually recognize, consent and accept this obligation for the benefit of the Executive who shall be entitled to request the delivery of the shares exercised under the stock option either from the Company or the Foreign Parent Company.

e. Voluntary Termination. In the event the Executive terminates the Executive's employment on the Executive's own volition prior to the expiration of the Term of this Agreement, Company shall be under no obligation to provide to Executive compensation other than such salary, vested options, and earned bonus accrued or owed prior to the date of voluntary termination. The Executive shall provide written notice of such termination not later than three (3) months prior to the date of such termination.

f. Termination Following a Change of Control.

(i) In the event that a "Change in Control" of the Company shall occur at any time during the Term hereof, the Executive shall have the right to terminate the Executive's employment under this Agreement upon thirty (30) days written notice given at any time within one year after the occurrence of such event, and, in any such event, Executive shall be entitled to (A) vesting of all options provided in Exhibit A; and (B) payment of remaining salary, bonuses, and benefits for the remainder of the Term, or one year, whichever period is longer.

(ii) For purposes of this Agreement, a "Change in Control" of the Company shall mean a change in control considering the legal provisions of the Mexican Income Tax Law that result applicable in Mexico for the Company, and those governing change of control in the Foreign Parent Company, including, (A) as set forth in Section 280G of the Internal Revenue Code, or (B) of a nature that would be required to be reported in response to Item 1 of the current report on Form 253g or Form 8K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); provided that, without limitation, such a change in control shall be deemed to have occurred at such time as:

(a) any "person", other than the Executive, (as such term is used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's outstanding securities then having the right to vote at elections of directors; or,

(b) There is a failure to elect three or more (or such number of directors as would constitute a majority of the Board of Directors) candidates nominated by management of the Company to the Board of Directors; or

(c) The individuals who at the commencement date of the Agreement constitute the Board of Directors cease for any reason to constitute a majority thereof unless the election, or nomination for election, of each new director was approved by a vote of at least two thirds of the directors then in office who were directors at the commencement of the Agreement;

g. Any other provided in the following agreement.

7. Restrictive Covenants: Noncompete, Nondisclosure, and Non-solicitation. As herein used, the term "Restrictive Covenant" shall mean and include the following:

a. Covenant Not to Compete and Not to Solicit. The Executive acknowledges and recognizes the highly competitive nature of the Company's business and the goodwill, continued patronage, and specifically the names and addresses of the Company's Clients (defined below) constitute a substantial asset of the Company having been acquired through considerable time, money and effort. Accordingly, in consideration of the execution of this Agreement, in the event the Company terminates the Executive's employment by reason of Disability, or for Cause, then the Executive agrees to the following:

(i) That during the Restricted Period (as hereinafter defined) and within the Restricted Area (as hereinafter defined), the Executive will not, individually or in conjunction with others, directly or indirectly, engage in any Competitive Business Activities (as hereinafter defined), whether as an officer, director, proprietor, employer, partner, independent contractor, investor (other than as a holder solely as an investment of less than 1% of the outstanding capital stock of a publicly traded corporation), consultant, advisor or agent.

(ii) That during the Restricted Period and within the Restricted Area, the Executive will not, directly or indirectly, compete with the Company by soliciting, inducing or influencing any of the Company's Clients, employees, investors, or vendors, which have a business relationship with the Company at the time during the Restricted Period with the intent to discontinue or diminish the extent of such relationship with the Company.

b. Covenant of Non-Disclosure of Information. Upon either party's election to terminate this Agreement for any reason, Executive agrees that, during the Restricted Period, Executive will not use or disclose any Proprietary Information of the Company for the Executive's own purposes or for the benefit of any entity engaged in Competitive Business Activities. As used herein, the term "Proprietary Information" shall mean trade secrets or confidential proprietary information of the Company which are material to the conduct of the business of the Company. No information can be considered Proprietary Information unless such information is a unique process or method material to the conduct of Company's Business and is also nonpublic, or is a customer list or similar list of persons engaged in business activities with Company. Executive further agrees to return all Documents in

Executive's possession at the time of termination.

c. Documents. "Documents" shall mean all original written, recorded, or graphic matters whatsoever, and any and all copies thereof, including, but not limited to: papers; books; records; tangible things; correspondence; communications; telex messages; memoranda; work-papers; reports; affidavits; statements; summaries; analyses; evaluations; client records and information; agreements; agendas; advertisements; instructions; charges; manuals; brochures; publications; directories; industry lists; schedules; price lists; client lists; statistical records; training manuals; computer printouts; books of account, records and invoices reflecting business operations; all things similar to any of the foregoing however denominated. In all cases where originals are not available, the term "Documents" shall also mean identical copies of original documents or non-identical copies thereof.

d. Company's Clients. The Company's "Clients" shall be deemed to be any partnerships, corporations, professional associations or other business organizations for whom the Company has performed Business Activities.

e. Restrictive Period. The "Restrictive Period" shall be deemed to be twelve (12) months following termination of this Agreement.

f. Competitive Business Activities. The term "Competitive Business Activities" as used herein shall be deemed to mean the Business.

g. Covenants as Essential Elements of this Agreement. It is understood by and between the parties hereto that the foregoing covenants are essential elements of this Agreement, and that but for the agreement by the Executive to comply with such covenants, the Company would not have agreed to enter into this Agreement. Such covenants by the Executive shall be construed to be agreements independent of any other provisions of this Agreement. The existence of any other claim or cause of action, whether predicated on any other provision in this Agreement, or otherwise, as a result of the relationship between the parties shall not constitute a defense to the enforcement of such covenants against the Executive.

h. Survival After Termination of Agreement. Notwithstanding anything to the contrary contained in this Agreement, the restrictive covenants in this Agreement shall survive the termination of this Agreement and the Executive's employment with the Company for the time periods herein provided.

i. Remedies.

(i) The Executive acknowledges and agrees that the Company's remedy at law for a breach or threatened breach of any of the Restrictive Covenants would be inadequate and a breach thereof will cause irreparable harm to the Company. In recognition of this fact, in the event that Executive commits any act that is determined to be a breach of one or more of the Restrictive Covenants, the Executive agrees that, in addition to any remedy at law available to the Company, including, but not limited to monetary damages, the Company may terminate or suspend all rights of the Executive to payment or other benefits arising under this Agreement. The Company shall have no obligation to post any bond, and shall be entitled to obtain, and the Executive agrees not to oppose the Company's request for, equitable relief in the form of specific performance, temporary

restraining order, temporary or permanent injunctions, or any other equitable remedy which may then be available to the Company.

(ii) The Executive acknowledges that the granting of a temporary injunction, temporary restraining order, or permanent injunction merely prohibiting the use of Proprietary Information would not be an adequate remedy upon breach or threatened breach of one or more of the Restrictive Covenants, and consequently agrees, upon proof of any such breach, to the granting of injunctive relief prohibiting any form of competition with the Company. Nothing herein contained shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach.

8. Indemnification.

a. The Executive's to indemnification from the Company shall exist and continue as required by applicable law, or by the Articles of Incorporation and/or the Bylaws of the Company to the maximum extent permitted by law, with respect to matters occurring on or prior to the termination of Executive's employment with the Company. Company shall pay or reimburse Executive for all reasonable expenses, including attorneys' fees, arising under or from Company's duty to indemnify Executive. In the event that a court of competent jurisdiction determines that Executive must repay any portion of such reimbursements to Company, then the payments for same must be made not later than twelve (12) months after the termination of all proceedings, if any, which relate to such matters.

b. The Company specifically acknowledges and agrees that the Executive has personally guaranteed, or may issue one or more such guarantees, to support certain obligations on behalf of the Company and further that the Executive is personally liable for certain obligations of the Company. The Company shall indemnify and hold the Executive harmless from any and all obligations that the Executive may incur, including, without limitation, costs, and attorneys' fees in connection with such guaranties or personal liabilities. The Company shall reimburse Executive all expenses the Executive incurs as a result of such personal guarantees. Company shall make such reimbursements not later than three (3) days following Executive's notice of same.

9. Withholding. Company shall comply with all state and federal withholding requirements as to amount subject to same, if any, relating to tax, social security contributions and other payroll deductions. In lieu of withholding such amounts, the Company may accept other arrangements pursuant to which it is satisfied that such tax, social security contributions and other payroll obligations will be satisfied in a manner complying with applicable law or regulation.

10. Notices. Any notice required or permitted to be given under the terms of this Agreement shall be sufficient if in writing by e-mail to the authorized e-mail addresses mentioned herein and, additionally, if by Fedex or UPS, in the case of the Executive to the Executive's last place of business or residence as shown on the records of the Company, or in the case of the Company to its principal office as set forth in Exhibit B of this Agreement, or at such other place as it may designate.

11. Waiver. Unless agreed in writing, the failure of either party, at any time, to require performance by the other of any provisions hereunder shall not affect its right thereafter to

enforce the same, nor shall a waiver by either party of any breach of any provision hereof be taken or held to be a waiver of any other preceding or succeeding breach of any term or provision of this Agreement. No extension of time for the performance of any obligation or act shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

12. Completeness and Modification. This Agreement and its Exhibits constitute the entire understanding between the parties hereto superseding all prior and contemporaneous agreements or understandings among the parties hereto concerning the Employment Agreement. This Agreement and its Exhibits may be amended, modified, superseded or canceled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the parties or, in the case of a waiver, by the party to be charged.

13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one agreement.

14. Binding Effect/Assignment. This Agreement shall be binding upon the parties hereto, their heirs, legal representatives, successors and assigns. This Agreement shall not be assignable by the Executive but shall be assignable by the Company in connection with the sale, transfer or other disposition of its business or to any of the Company's affiliates controlled by or under common control with the Company.

15. Governing Law. This Agreement shall become valid when executed and accepted by the Company. The parties agree that it shall be deemed made and entered into in Mexico City and shall be governed and construed under and in accordance with the laws of Mexico. Anything in this Agreement to the contrary notwithstanding, the Executive shall conduct the Executive's business in a lawful manner and faithfully comply with applicable laws or regulations of the state, city or other political subdivision in which the Executive is located.

16. Further Assurances. All parties hereto shall execute and deliver such other instruments and do such other acts as may be necessary to carry out the intent and purposes of this Agreement.

17. Headings. The headings of the sections are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

18. Survival. Any termination of this Agreement shall not, however, affect the ongoing provisions of this Agreement which shall survive such termination in accordance with their terms.

19. Severability. The invalidity or unenforceability, in whole or in part, of any covenant, promise or undertaking, or any section, subsection, paragraph, sentence, clause, phrase or word or of any provision of this Agreement shall not affect the validity or enforceability of the remaining portions thereof.

20. Enforcement. Should it become necessary for any party to institute legal action to enforce the terms and conditions of this Agreement, the successful party will be awarded reasonable attorneys' fees at all trial and appellate levels, expenses and costs.

21. Venue. Company and Executive acknowledge and agree that the Competent Labor Courts of Mexico City shall be the venue and exclusive proper forum in which to adjudicate any case or

controversy arising either, directly or indirectly, under or in connection with this Agreement and the parties further agree that, in the event of litigation arising out of or in connection with this Agreement in these courts, they will not contest or challenge the jurisdiction or venue of these courts.

22. Construction. This Agreement shall be construed within the fair meaning of each of its terms and not against the party drafting the document.

23. Foreign Parent Company. Foreign Parent Company recognizes to be a party of this Agreement and its Exhibits exclusively for the obligations assumed hereunder with the Company and the Executive.

24. THE EXECUTIVE ACKNOWLEDGES THAT HE HAS READ THIS ENTIRE AGREEMENT AND ITS EXHIBITS, HAS HAD THE OPPORTUNITY TO DISCUSS THIS WITH HIS COUNSEL AND FURTHER ACKNOWLEDGES THAT HE UNDERSTANDS THE RESTRICTIONS, TERMS AND CONDITIONS IMPOSED UPON THE EXECUTIVE BY THIS AGREEMENT AND UNDERSTANDS THAT THESE RESTRICTIONS, TERMS AND CONDITIONS MAY BE BINDING UPON THE EXECUTIVE DURING AND AFTER TERMINATION OF THE EMPLOYMENT OF THE EXECUTIVE.

IN WITNESS WHEREOF, the parties have executed this Agreement as of date set forth in the first paragraph of this Agreement.

Company	Executive
Noel Trainor Padilla	
Knotion, S.A. de C.V.	Alejandro Ulloa Miranda
Chief Executive Officer	Chief Financial Officer
Date: Aril 1, 2025	Date: April 1, 2025

Foreign Parent Company

Charles Nader

Doc.com Inc.

Chief Executive Officer

Date: April 1, 2025

Exhibit A

1. Scope of Work

   a. Job Title. The Executive shall serve the Company as its Chief Financial Officer. The Executive shall not serve the Foreign Parent Company under any capacity other than as Employee of the Company.

   b. Departmental Authority and Reporting. The Executive will be responsible for overseeing financial planning and budgeting, control the company's cash flow and liquidity, ensure compliance with financial goals and KPIs, prepare financial statements and accounting reports, identify financial risks and propose mitigation plans, ensure compliance with accounting, tax, and regulatory standards, and guarantee the integrity and transparency of financial information. The Executive shall report to The Chief Operating Officer, and conform the Executive's conduct and goals to the direction of the Chief Operating Officer.

   c. Duties and Responsibilities. The following shall constitute the general duties of the Executive:

      i. Approve accounting, budgeting, and financial policies

      ii. Supervise the preparation and presentation of financial statements

      iii. Ensure compliance with local and international standards

      iv. Approve and control the annual budgets for all departments

      v. Establish and maintain effective internal control systems

      vi. Oversee internal and external audits

      vii. Ensure tax and regulatory compliance

      viii. Lead treasury management, including budget control, cash flow oversight, banking relationships, and effective cash management policies and procedures

      ix. Conduct project valuations, M&A, and divestments

      x. Approve hedging and financial risk management strategies

      xi. Determine and maintain the optimal capital structure to support financial health and growth objectives

      xii. Prepare and present financial results to the CEO and Board of Directors

   d. Term. This Agreement shall commence on the Effective Date, and shall

continue for a period of not less than five (5) years. This Agreement shall automatically renew for a period of not less than one year, unless earlier terminated, or unless a party elects not to renew. The Company and Executive anticipate the Executive's first day of employment to be on the Effective date, that is, June 23, 2025.

e. Service Location. Executive shall provide his services exclusively in Mexico unless otherwise instructed or authorized in writing, if applicable.

2. Compensation

a. Salary. Company shall pay to Executive an annualized **net salary** of $280,000.00 US Dollars or the equivalent in Mexican Pesos on the date of payment, to be paid in accordance with the Company's standard payroll schedule, reduced by any applicable taxes; provided, however, that such schedule shall not allow for payment frequency of less than one payment per calendar month, with such payments being as close to equal amounts as practicable.

b. Bonuses.

i. Company shall award to Executive a **signing bonus** of 200,000 Class A shares in the Company without restrictions considering the total number of 925,000,000 authorized shares of the Foreign Parent Company divided into series A, B and C, with such award being due upon the Effective Date.

ii. Company shall provide to Executive an **annual bonus** by wire transfer of not less than fifty percent (50%) of Executive's salary with no cap based on performance. Any award in excess of such amount shall be in the Company's sole discretion. Such bonus shall be paid not later than March 10 of the calendar year following the year in which the bonus was awarded.

c. Options. Company shall grant to Executive 2,000,000 (Two Million) stock options in **Class A shares** of the Company. The stock options shall vest and become exercisable upon the dates and in the amounts provided as below, unless the stock options are fully vested and exercisable under section 6, paragraph d, hereof and any other applicable provisions of this Agreement..

Award Amount	Vesting Date
500,000	Effective Date
500,000	January 1, 2026
500,000	January 1, 2027
500,000	January 1, 2028

THE PARTIES EXPRESSLY AGREE, ACKNOWLEDGE AND UNDERSTAND THAT THE STIPULATED EXCHANGE VALUE OF ALL SHARES REFERRED TO THE STOCK OPTIONS HEREIN DESCRIBED IN SECTION C SHALL BE ONE AMERICAN DIME ($0.10 PER SHARE). THE PARTIES AGREE THAT CLASS A SHARES HAVE THE MARKET VALUES AND DELIVERY DUE DATES MENTIONED AS FOLLOWS:

Award Amount	Shares Value	Vesting Date
500,000	FMV	Any time in 2025
500,000	FMV	Date of award
500,000	FMV	Date of award
500,000	FMV	Date of award

d. Transfers and Assignments. Company, Foreign Parent Company and Executive agree that Executive shall not be limited to transfer the options prior to the exercise date, provided that Executive notifies in writing the option transfer to Company.

e. Vacation. Company shall provide to Executive not less than four (4) weeks of paid vacation, exclusive of all holidays that the Company may elect to provide as part of its standard benefits and Executive holiday programs as shown in Exhibit B.

f. Benefits. Company shall provide to Executive coverage under Company's Director's and Officer's insurance policies as shown in Exhibit B, as well as all health and medical insurance policies and coverages effective as of the Effective Date. It is the express intent of the parties that Executive shall be entitled to coverage under full executive health benefits, irrespective of the actual benefits the Company may offer to its employees as shown in Exhibit B.

g. Equity Plan. The stock option obligations are recognized herein by the Company and the Foreign Parent Company. The rights and duties established in Exhibit A shall not be replaced, modified or substituted in any manner whatsoever by the Equity Plan of the Foreign Parent Company, as amended from time to time, unless otherwise agreed in writing by the Executive, the Company and the Foreign Parent Company.

Exhibit B

COMPANY'S BENEFIT POLICY GUIDELINES FOR C-LEVEL EXECUTIVES

The following benefits are provided to C-Level Executives of the Company in accordance with the Executive Employment Agreement. These benefits are subject to change at the discretion of the Company, as permitted by law and business necessity.

1. Healthcare Insurance

The Company provides comprehensive healthcare coverage, including medical, dental, and vision insurance for the Executive and their eligible dependents. The Company covers 100% of the premium costs for the Executive and 100% for dependents. Coverage includes preventive care, specialist visits, prescription drugs, and mental health services.

2. Life Insurance

The Company provides a fully paid life insurance policy for the Executive with a benefit equal to three times the Executive's annual base salary. Additional voluntary life insurance options are available at the Executive's expense.

3. Directors & Officers (D&O) Insurance

The Company maintains Directors & Officers (D&O) liability insurance to protect Executives from personal losses in case of claims made against them while serving in an executive capacity. This coverage extends to legal defense costs and settlement fees related to actions performed in good faith within the Executive's role.

4. Paid Time Off (PTO) and Holidays

i. **Vacation:** Executives receive four (4) weeks of paid vacation per calendar year. Unused vacation days may be carried over for up to one (1) additional year or cashed out at the Executive's discretion.

ii. **Holidays:** The Executive is entitled to all Company-recognized holidays, which include federal and state holidays, as well as two (2) floating holidays.

iii. **Sick Leave:** The Executive is entitled to unlimited paid sick leave, provided that absences exceeding ten (10) consecutive days require medical certification.

iv. **Parental Leave:** The Company provides twelve (12) weeks of paid parental leave for the birth, adoption, or fostering of a child.

5. Travel Expenses and Per Diem

The Company reimburses all reasonable travel expenses incurred by the Executive in the

performance of their duties, including airfare, lodging, meals, and ground transportation. The Executive is eligible for first-class airfare for international travel and business-class airfare for domestic travel exceeding four (4) hours.

6. Company Car

The Executive is provided with a premium Company leased vehicle, including maintenance, insurance, and fuel expenses. At the end of the lease term (3 years), the Executive has the option to acquire the vehicle under "preferred conditions" than those set by the leasing agreement. The purchase terms, including residual value and payment options, will be communicated in advance, allowing the Executive the opportunity to transition ownership if desired.

7. Professional Development

The Company encourages continuous learning and professional growth. Executives are eligible for:

i. Annual executive education programs at accredited institutions (up to $15,000 per year)

ii. Membership dues for industry associations and professional organizations

iii. Conference and seminar attendance related to the Executive's role

8. Relocation Assistance

If relocation is required for employment within the US, the Company will provide relocation assistance, including moving costs, temporary housing for up to three (3) months, and real estate transaction support for home buying or selling. If relocation is international, Expatriate benefits should apply, including:

i. Relocation & Housing: Moving expenses, shipping personal belongings, and temporary accommodation. Housing allowance or company-provided housing (ensuring access to premium housing in safe and desirable locations).

ii. Tax Equalization & Financial Support: Tax equalization assistance (ensuring Executive is not financially disadvantaged by differences in taxation). Additional compensation if the host country is significantly more expensive.

iii. Education Support (if applicable): Tuition assistance for dependent family members (Covers international or private schooling).

iv. Visa & Legal Assistance: Work permit and visa sponsorship (Support for Executive and family). Legal and compliance support (Ensuring smooth transitions and compliance with local laws).

9. Termination Benefits

In the event of termination without cause, the Executive shall receive:

i. **Severance Pay:** Twelve (12) months of base salary

ii. **Continuation of Benefits:** Healthcare coverage for the duration of the severance period

iii. **Equity Acceleration:** Immediate vesting of all granted but unvested stock options

iv. **Outplacement Services:** Career transition support for up to six (6) months

10. Additional Perks

Executive is eligible for the following benefits:

- Executive wellness program, including an annual executive health screening
- Concierge medical services
- Annual gym membership reimbursement
- Access to corporate retreats and offsite leadership summits

These benefit provisions are designed to attract, retain, and reward top-tier executive talent while ensuring alignment with the Company's strategic objectives.

Exhibit C
Special Provisions for Mexican Employees
Statements

A. Company is duly incorporated and validly existing pursuant to the laws of Mexico in accordance with that public deed number 3,769, dated May 27, 2015, granted before Notary Public 95, of Morelia, Michoacan, which first testimony is recorded with the Public Commerce Registry under number 22777*1, with federal taxpayer identification RFC KNO150527HD1 and employer identification number Z4510140107, with social address at Torcuato Tasso No. 245, 8th floor, office 5, Col. Polanco V Sección, C.P. 11560, Miguel Hidalgo, Mexico City.

B. The legal representative of the Company has powers of administration to enter into this Agreement on behalf of the Company in accordance with that public deed number 3,076, dated October 30 of 2023, granted before Notary Public No. 95, of Morelia Michoacán, which first testimony is recorded with the Public Registry under number 22777.

C. Employee declares under oath of truthfulness the following:

- Full Name: Alejandro Ulloa Miranda
- Date of Birth: August 21, 1973
- Nationality: Mexico
- Sex: Male
- Age: 51
- Marital Status: Married
- [redacted]
- [redacted]
- Email Address for Notices under the Agreement and its Exhibits: [redacted]

D. Executive declares under oath of truthfulness the following:

a. Has no criminal record in any state of the Mexican Republic.
b. Is aware of, and accepts, the services to be performed under the Agreement.
c. Is aware of job duties, and compensation available at the time of hiring.
d. Has not incurred any prior obligations to third parties that would prevent or limit the Agreement.
e. Possesses the capacity, knowledge, skills, authority, and experience for the Agreement
f. Agrees to use an electronic signature for consenting to documents, including this contract.
g. The parties agree to the clauses below and accept them as the **First Part** of this contract.

E. Company and Executive acknowledge their legal capacity and agree to formalize this contract electronically or by notary public or in private format, in compliance with Articles 31, 101, 776, 804, and 836B of the Federal Labor Law of Mexico.

Terms and Conditions

1. Purpose

Company hires the Executive to perform duties under its direction, at the worksite assigned, aligned with the position held. The Executive must personally perform tasks with diligence, care, and quality, under supervision, including duties related to Company's corporate purpose. The Executive agrees to perform assigned duties, including transfers within departments or locations, without affecting their salary or classification. In the event of a role change, the Executive will receive relevant manuals and training—either via Internet/Intranet or otherwise.

2. Electronic Communications

Executive understands and agrees that the contract, and any future role or promotion communications, may be signed electronically. Such electronic records will be provided and accepted electronically. Consent to promotions, transfers, or new duties will also be given electronically and will serve as legal proof.

3. Relationship with Third Parties

Executive's services are provided exclusively to Company. There is no contracting with third parties. Subcontracting is expressly prohibited.

4. Place of Work

Executive will perform services at the Company's facilities or any other location designated by Company, including client, vendor or any other third party sites.

5. Salary

The salary and payment frequency will be as specified in the Agreement, including compensation for weekly day off, mandatory rest days, vacations, and other benefits. Payment will be made by bank deposit or electronic means under Article 101 of the Federal Labor Law. Deposits constitute full proof of payment unless contested within 30 days.

6. Witholding

The Executive acknowledges and agrees that the Company has the right to deduct from their salary the applicable Income Tax, social security contributions, deductions related to child support payments if applicable, and/or any amount the Executive owes to the Company, including, without limitation, any payment, loan, or cost resulting from losses or damages suffered by the Company as a result of the Executive's negligence or failure to comply with the Company's policies and procedures, or for failing to return and/or deliver any item belonging to the Company.

7. Profit sharing

Executive recognizes and accepts that his job position qualifies as an executive position (*empleado de confianza*) non ordinary employee under the Federal Labor Law which excludes Executive beneficiary from the payment of annual profit sharing by the Company or any related party pursuant to the Federal Labor Law provisions.

8. Work Schedule

Business days during every week of every month of a calendar year with the schedule notified by e-mail by Company. Executive must comply with attendance policies set by Company (including electronic/biometric systems). Unauthorized absences (over three in 30 days) or tardiness (three tardies = one day's salary deduction; six tardies = disciplinary action) will be sanctioned. Accidents or illnesses must be reported with IMSS documentation. Unjustified absences are legally considered misconduct.

9. Overtime Work

Overtime must comply with Article 66 of the Federal Labor Law and requires written approval by Company. Approved overtime will appear on the electronic pay stub and will be duly compensated. Signing the receipt confirms agreement that the compensation received is full and final to date.

10. Non-labor days

Weekly rest days will ideally coincide with Saturday and Sundays. Mandatory rest days per Article 74 of the Federal Labor Law will be observed by Company and Executive.

11. Special Leave

Five paid working days of paternity leave will be granted upon birth or adoption of a child.

12. Vacation Period

Vacations will be granted pursuant to Article 76 of the Federal Labor Law and scheduled according to business needs. Executive shall receive a vacation premium pursuant to the Federal Labor Law. Executive must take vacations after one year; unused days expire without compensation once the term has passed.

13. Year-End Bonus

Company accepts that Aguinaldo of 30 days is considered within the annual compensation of Executive pursuant to Article 87 of the Federal Labor Law considering the number of days worked before December 20 of each year.

14. Policies

Executive cannot claim ignorance of obligations, policies, internal regulations, manuals, ethical codes, or any corporate protocols, which form part of this contract and hold legal validity per Article 776 of the Federal Labor Law.

15. Work Tools and Materials

All documents, tools, client lists, intellectual property, equipment, and materials provided remain the exclusive property of Company. Company must maintain and return them when requested or upon termination.

[redacted]

17. Confidentiality

Executive must maintain strict confidentiality over proprietary information, business secrets, client data, technical information, personal data, in accordance with this Agreement.

18. Personal Data Protection

Company and Executive recognize that they must comply with the Federal Personal Data Protection Law (LFPDPPP) and its regulations by:

1. Implementing adequate security measures.
2. Not transferring data unless authorized.
3. Reporting any security breach by the next calendar day with necessary details.
4. Collaborating with authorities and informing Company if required.
5. Deleting personal data upon contract termination, unless legally mandated to retain it.
6. Not using non-authorized devices or media.

After employment ends, and any legally required retention period elapses, the Executive must permanently erase all personal data and provide written proof. If they fail to comply, they must hold Company harmless from INAI investigations, administrative or judicial actions, or fines, and compensate for any damages caused.

19. Computer Programs

Executive agrees to use only the computers, equipment, and authorized software necessary for the

assigned work. All software developed, modified, or improved by Executive in connection with job duties is the Company's property and is included in the salary received. Executive must take all reasonable measures to properly use, protect, and safeguard access credentials (such as passwords or keys), which are treated as equivalent to a signature. Any negligence entitles Company to terminate employment with cause.

20. Medical Examinations

Executive must undergo medical evaluations requested by Company, routine or due to specific concerns by the IMSS or a company-designated physician, to verify physical or mental fitness and prevent occupational health issues.

21. Training and Instruction

Executive commits to participate in all training programs required under Article 132, Section XV of the Federal Labor Law.

22. Seniority

Executive formally recognizes Executive's start date is the Effective Date of the Agreement. This contract supersedes any prior agreements, customs, or commitments. By signing, the Executive accepts all current and future policies and regulations.

23. Social Media Use

Executive agrees to conduct respectfully on personal and company social media channels, aligned with the Company's ethics. Specifically, Executive is not allowed any of the following actions:

a) Share content that harms the Company's reputation
b) Use offensive or discriminatory content.
c) Disclose internal or confidential information (e.g., contract terms or client data).
d) Publish content that damages Company's image
e) Use or share company intellectual property without permission.

24. Contract Modifications

The contract may only be amended, terminated, or rescinded as provided in this Agreement and the Federal Labor Law.

25. Termination

The Company may immediately terminate the employment relationship if the Executive engages in any of the grounds for dismissal established in Article 47 of the Federal Labor Law.